September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (210) 220-4941

Richard W. Evans, Jr
Chief Executive Officer
Cullen/Frost Bankers Inc.
100 West Houston Street
San Antonio, Texas 78205

> **Re:** **Cullen/Frost Bankers Inc.**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 01-13221**

Dear Mr. Evans:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 8

1. Disclose all assumptions made in the valuation of awards in the option awards
    column of the table by reference to a discussion of those assumptions in your
    financial statements, footnotes to the financial statements, or discussion in
    management's discussion and analysis. See Instruction to Regulation S-K Item
    402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2. With respect to the option awards reported in column (d), clarify in a footnote the
    grant date fair value of each award computed in accordance with FAS 123R. See
    the Instruction to Item 402(k)(2)(iii)and (iv).

Compensation and Benefits Committee Governance, page 11

3. Clarify whether the Board retains the authority to set director compensation or to
    make changes to director compensation. Please refer to Item 407(e)(3)(i) of
    Regulation S-K.

4. In this section you discuss the role of the CEO in making recommendations to the
    Committee regarding performance goals and the compensation of other named
    executives. However, throughout the Compensation Discussion and Analysis,
    you make reference to decisions made by "senior management." Please clarify
    the extent to which other executives participate in the evaluation of compensation
    or performance necessary to earn compensation. Please refer to Item 407(e)(3) of
    Regulation S-K.

Compensation Discussion and Analysis, page 13

5. You discuss the analytical tools that Hewitt uses, or makes available to the
    Committee in order for the Committee to analyze and approve the compensation
    of the named executives. You disclose that you target compensation around the
    median of your peer group. Please clarify which of the groups for which Hewitt
    provides data, the survey of national financial institutions or the peer group
    comprised of the Lehman Brothers Small Cap Bank Index, or the Texas banking
    market measurements, the Committee uses in order to monitor your executive
    compensation compared to your target of the 50th percentile of the external
    market. If the Texas banking market survey is used as a material benchmark,
    please discuss this benchmark in more detail, including identifying the component
    companies, if practicable. Furthermore, please discuss the manner in which the
    Committee weights the results for the various benchmarks in order to set
    compensation. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of
    Regulation S-K.

6. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006. To the extent that you believe such disclosure is not required because it would result in competitive harm such that you omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, please provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. Please provide a complete description of the Profit Sharing and Profit Sharing Restoration Plans. In doing so, clarify how you determine amounts payable under the Plans, *e.g.*, explain whether the Board, the Committee, or the executive officers make recommendations or final decisions regarding the amounts available under this plan. Also, as required by Item 402(i) of Regulation S-K, analyze the payouts made during the fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K and Item 402(i) of Regulation S-K.

Base Pay, page 15

8. You discuss factors that you considered in determining the amount of base salary paid to the named executives, including the increase in competition for banking executive talent in Texas. Please clarify how the increase in base salary, to 75% of the external market, impacted the Committee's goal of targeting compensation at 50% of that measurement, including any decision to reduce other forms of compensation. Also, address the amount of any changes during the reported year and any material change for 2007. Finally, please discuss any material differences in the raises you gave to the various named executives and describe the reasons for any variations in the manner in which you determined specific raises. Please refer to Items 402(b)(1)(v) and (vi) and (b)(2)(vii) of Regulation S-K.

Annual Incentive Pay, page 15

9. Please provide analysis of the extent to which you achieved the operational objectives that the various named executive officers are required to meet in order for them to receive the target amount under the non-equity incentive program. Provide specific disclosure of how achievements of these corporate goals correlate to the amounts reported in column (g) of the Summary Compensation

Table, including any exercise of discretion by the Committee in arriving at the payout amounts. Please refer to Items 402(b)(1)(v) and (b)(2)(v) and (vi) of Regulation S-K.

Long-Term Incentive Pay, page 17

10. Clarify how the Committee determines the size of the equity awards made to the named executives. Furthermore, please discuss how the Committee decides upon the mix of equity awards, primarily between stock options and restricted stock. Finally, please analyze the payout of specific awards made during 2006. Please refer to Item 402(b)(1)(iv), (v) and (vi) and (b)(2)(iii) of Regulation S-K.

Post-Termination Pay, page 19

11. Describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Summary Compensation Table, page 21

12. On page 19 you disclose that Mr. Evan's used company aircraft for non-business purposes. Please supplementally advise the staff why you have not reported the amounts relating to his use of company aircraft as a perquisite in the All Other Compensation Table in accordance with Item 402(c)(2)(ix) of Regulation S-K. See also Instruction 4 to Item 402(c)(2)(ix).

13. Disclose all assumptions made in the valuation of awards in the option awards column by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Outstanding Equity Awards at Year-End, page 23

14. You disclose the vesting schedule for the stock and option awards in the footnotes to this table. However, without disclosing the grant dates, the vesting date of the equity awards are not clear. Please disclose by footnote to the applicable columns the vesting dates of stock and option awards held at fiscal year end. Please refer

to Instruction 2 to Item 402(f)(2).

15. It appears that awards under your non-equity compensation plans had not been awarded at the end of the fiscal year. Include the target, threshold and maximum award amounts for your non-equity compensation plans in the tabular presentation. Please refer to Item 402(d) of Regulation S-K.

Certain Transactions and Relationships, page 28

16. Please revise your representations regarding credit arrangements between Cullen Frost and its subsidiaries and any related parties, to provide the full representation required by Instruction 4(c)(ii) of Item 404(a) of Regulation S-K. In particular, please clarify that the loans were made on the same terms, including interest rates, as those available to "other person not related to the lender."

17. Please disclose the standard you apply when determining to approve or ratify related party transactions. Also, disclose whether your policies and procedures for the approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of

Richard W. Evans, CEO
Cullen/Frost Bankers Inc.
September 26, 2007
Page 6

the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Stan McCoirmick
       EVP, Corp. Secretary